                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        BEI MEDICAL SYSTEMS COMPANY, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
        SERIES A CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    05538E109
                      (CUSIP Number of Class of Securities)

                                LAWRENCE J. KNOPF
                          BOSTON SCIENTIFIC CORPORATION
                           ONE BOSTON SCIENTIFIC PLACE
                              NATICK, MA 01760-1537
                                 (508) 650-8567

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of filing persons)

                                    COPY TO:
                             JOHAN V. BRIGHAM, ESQ.
                                BINGHAM DANA LLP
                               150 FEDERAL STREET
                                BOSTON, MA 02110
                                 (617) 951-8000

                                  MAY 13, 2002
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See sections 240.13d-7(b) for other parties to whom copies are to be sent.

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 05538E109                   13D                      Page 2 of 7 Pages
----------------------                                     ---------------------


--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        BOSTON SCIENTIFIC CORPORATION

--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                   (a) / /
                                                                   (b) / /
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        WC

--------------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                                    / /
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware Corporation
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

         NUMBER OF              0 shares
         SHARES            -----------------------------------------------------
      BENEFICIALLY         8    SHARED VOTING POWER
        OWNED BY                4,642,475 shares (1)
          EACH             -----------------------------------------------------
       REPORTING           9    SOLE DISPOSITIVE POWER
         PERSON
          WITH                  0 shares
                           -----------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                4,642,475 shares (1)
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,642,475 shares (1)

--------------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
        INSTRUCTIONS)                                                  / /

--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        37.4% (1)

--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        CO

--------------------------------------------------------------------------------

(1) Includes 2,121,208 shares of Company Common Stock (as defined below), 2,202,304 shares of Company Common Stock issuable upon conversion of 1,101,152 shares of BEI Series A Convertible Preferred Stock, and 318,963 shares of Company Common Stock issuable upon exercise or conversion of options and warrants to acquire Company Common Stock that the Reporting Person has the right to acquire.

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CUSIP NO. 05538E109                   13D                      Page 3 of 7 Pages
----------------------                                     ---------------------


ITEM 1.   SECURITY AND ISSUER.

         The class of equity securities to which this statement on Schedule 13D (the "Schedule 13D") relates is the common stock, par value $0.001 per share (the "Company Common Stock"), of BEI Medical Systems Company, Inc., a Delaware corporation (the "Issuer") with its principal executive offices located at 100 Hollister Road, Teterboro, New Jersey 07608.

ITEM 2.    IDENTITY AND BACKGROUND.

         The person listed in number 1 below is the person filing this statement.

1. a. Boston Scientific Corporation ("Boston Scientific") is a Delaware corporation.

         b. The address of the principal executive offices of Boston Scientific is: One Boston Scientific Place, Natick, MA 01760-1537.

         c. Boston Scientific is a worldwide developer, manufacturer and marketer of less-invasive medical devices. Boston Scientific's products are used in a broad range of interventional medical specialties, including interventional cardiology, electrophysiology, gastroenterology, neurovascular intervention, pulmonary medicine, interventional radiology, oncology, urology and vascular surgery. The products are generally inserted into the human body through natural openings or small incisions in the skin and can be guided to most areas of the anatomy to diagnose and treat a wide range of medical problems. These products provide effective alternatives to traditional surgery by reducing risk, trauma, cost, procedure time and the need for aftercare.

         d. During the last five years, Boston Scientific has not been convicted in any criminal proceeding.

         e. During the last five years, Boston Scientific has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Information regarding the directors and executive officers of Boston Scientific is set forth on Schedule I attached hereto. Except as indicated, all of the directors and executive officers of Boston Scientific are citizens of the United States. During the last five years, to the knowledge of Boston Scientific, no person named on Schedule I has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On May 13, 2002, Boston Scientific, Broadway Acquisition Corp. ("Purchaser"), and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Purchaser will commence a tender offer (the "Offer") to purchase all the outstanding shares of Company Common Stock (the "Common Shares"), including the associated preferred share purchase rights, and all of the outstanding shares of Series A Convertible Preferred Stock, par value $0.001 per share (the "Series A Shares", and together with the Common Shares, the "Shares"), at a purchase price of $6.8426 per share of Company Common

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CUSIP NO. 05538E109                   13D                      Page 4 of 7 Pages
----------------------                                     ---------------------


Stock (the "Common Per Share Price"), and $13.6852 per share of Series A Convertible Preferred Stock (the "Series A Price Per Share Price"), net to each seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase related to the Offer (the "Offer to Purchase"). The Offer is not conditioned upon any financing arrangements. The total amount of funds required by Purchaser to consummate the Offer and the Merger (as defined in the Merger Agreement) and to consummate the transactions contemplated by the Merger Agreement and to pay related fees and expenses is estimated to be approximately $98.0 million. Purchaser will obtain all of such funds from Boston Scientific. Boston Scientific will provide such funds from existing resources or borrowing availability.

         Concurrently with entering into the Merger Agreement, Boston Scientific and Purchaser have also entered into a Stockholder Agreement, dated as of May 13, 2002 (the "Stockholder Agreement"), with each of MedCapital LLC, Robert P. Khederian (and certain affiliated trusts), Charles Crocker (and certain affiliated trusts), First Chicago Equity Corporation, Cross Creek Partners XI, LLC, Garrett Capital Advisors, LLC, Delta Opportunity Fund, LTD., Delta Opportunity Fund (Institutional), Overbrook Fund 1, LLC, Altschul Investment Group, Dr. Siri von Reis, Jordan Davis, Radius Venture Partners I, L.P., Ralph
M. Richart and the directors and executive officers of the Company (collectively, the "Supporting Stockholders"), pursuant to which the Supporting Stockholders have, among other things, (i) agreed to validly tender (and not withdraw) all of their Shares into the Offer, (ii) granted an irrevocable proxy, in the event of a breach of the Stockholder Agreement, to Boston Scientific and each of its officers to vote and take any actions with respect to all of the Shares owned by the Supporting Stockholders at any meeting of the stockholders of the Issuer or by written consent in lieu of any such meetings, against any action, proposal, agreement or transaction that would result in a breach of any covenant, obligation, agreement, representation or warranty of the Issuer under the Merger Agreement or of the Supporting Stockholders under the Stockholder Agreement, as applicable, or that could reasonably result in any of the conditions to the Issuer's obligations under the Merger Agreement not being fulfilled, or that is intended, or could reasonably be expected, to impede, interfere, delay, discourage or adversely affect the Merger Agreement, the Offer, the Merger or the Stockholder Agreement, as applicable, (iii) agreed to cause the conversion of all outstanding Series A Shares into shares of Company Common Stock, and (iv) to grant to Purchaser an irrevocable option to purchase
(a) all, and not less than all, of their Shares at a price of $6.8426 per Common Share and $13.6852 per Series A Share, as the case may be, or any higher Common Per Share Price or Series A Price Per Share, as the case may be, paid in the Offer, and (b) all of their options, warrants and other rights to acquire Shares at a price equal to the aggregate amount such holder would receive in the Offer with respect to the Shares that are issuable upon the exercise of such options, warrants or other securities, minus the exercise price of such options, warrants or other securities. On May 13, 2002, the Supporting Stockholders owned 4,642,475 shares of Company Common
Stock (on an as-converted basis), constituting approximately 37.4% of the then outstanding Shares, on an as-converted basis.

         References to, and descriptions of, the Offer, the Merger Agreement and the Stockholder Agreement as set forth above in this Item 3 are qualified in their entirety by reference to the copies of the Merger Agreement and the Stockholder Agreement, respectively, included as Exhibits 1 and 2 to this
Schedule 13D, and incorporated in this Item 3 in their entirety where such references and descriptions appear.

ITEM 4.    PURPOSE OF TRANSACTION.

         The purpose of the Offer is for Boston Scientific to acquire all of the outstanding Shares not held by the Supporting Stockholders. The beneficial ownership of the Supporting Stockholders' Shares is acquired pursuant to the Stockholder Agreement and, following consummation of the transactions contemplated by the Stockholder Agreement, Boston Scientific shall acquire record and beneficial ownership of the Supporting Stockholders' Shares. The purpose of the merger to be consummated pursuant to the Merger Agreement (the "Merger"), is for Boston Scientific to acquire through Purchaser

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CUSIP NO. 05538E109                   13D                      Page 5 of 7 Pages
----------------------                                     ---------------------


all of the Shares not acquired by Boston Scientific or Purchaser in the Offer or under the Stockholder Agreement. Upon consummation of the Merger, the Issuer will become a wholly owned subsidiary of Boston Scientific.

         Upon the purchase by Purchaser of the Shares pursuant to the Offer and the transactions contemplated by the Stockholder Agreement, Purchaser shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Issuer's Board of Directors (the "Board") equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser and its affiliates following such purchase bears to the total number of Shares then outstanding on an "as-converted" basis. In the Merger Agreement, the Issuer has agreed, at such time, to promptly take all actions necessary to cause Purchaser's designees to be elected as directors of the Issuer, including increasing the size of the Board or securing the resignations of incumbent directors, or both (the moment of such election being the "Appointment Time"). The Merger Agreement also provides that, prior to the date of the Merger Agreement, the Issuer has obtained the conditional resignations of all but two of the incumbent directors of the Issuer, which conditional resignations shall automatically become effective at the Appointment Time. The Merger Agreement also provides that, at such times, the Issuer shall use its best efforts to cause persons designated by Purchaser to constitute the same percentage as persons designated by Purchaser shall constitute of the Board of (a) each committee of the Board, (b) each board of directors of each subsidiary of the Issuer, and (c) each committee of each such board, in each case only to the extent permitted by applicable law. Notwithstanding the foregoing, until the effective time of the Merger, such Board shall have at least two directors who are directors of the Issuer on the date of the Merger Agreement and who are not officers of employees of the Issuer.

         If the Merger is consummated as planned, the Company Common Stock will be deregistered under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and cease to be authorized to be listed on the Nasdaq National Market.

         References to, and descriptions of, the Offer, the Merger, the Merger Agreement and the Stockholder Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the Stockholder Agreement, respectively, included as Exhibits 1 and 2 to this Schedule 13D, and incorporated in this Item 4 in their entirety where such references and descriptions appear.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) As a result of the Stockholder Agreement, Boston Scientific may be deemed to be the beneficial owner of 2,121,208 shares of Company Common Stock, 1,101,152 shares of BEI Series A Shares and 318,963 shares of Company Common Stock issuable upon exercise or conversion of options and warrants to acquire Company Common Stock representing in the aggregate 37.4% of the outstanding Company Common Stock, on an as converted basis. The calculation of the foregoing percentage is based on the number of Shares disclosed to Boston Scientific by the Issuer as outstanding as of May 13, 2002. Boston Scientific may be deemed to have shared power to vote such Shares with respect to those matters described above, however, Boston Scientific (i) is not entitled to any rights as a stockholder of the Issuer as to such Shares, and (ii) disclaims any beneficial ownership of such Shares which are covered by the Stockholder Agreement. Boston Scientific does not have the power to dispose of such Shares.

         Except as set forth herein, to the knowledge of Boston Scientific, no director or executive officer of Boston Scientific beneficially owns any other shares of the Issuer.

----------------------                                     ---------------------
CUSIP NO. 05538E109                   13D                      Page 6 of 7 Pages
----------------------                                     ---------------------


         (c) There have been no transactions by Boston Scientific in securities of the Issuer during the past sixty days. To the knowledge of Boston Scientific, there have been no transactions by any director or executive officer of Boston Scientific in securities of the Issuer during the past sixty days.

         (d) To the knowledge of Boston Scientific, the Supporting Stockholders have the right to receive dividends in respect of the Shares.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than the Merger Agreement and the Stockholder Agreement, to the knowledge of Boston Scientific there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

1. Agreement and Plan of Merger, dated as of May 13, 2002, among Boston Scientific, the Purchaser and the Issuer.

2. Stockholder Agreement, dated as of May 13, 2002, among Boston Scientific, the Purchaser and the Stockholder parties thereto.
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CUSIP NO. 05538E109                   13D                      Page 7 of 7 Pages
----------------------                                     ---------------------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 23, 2002

                                    BOSTON SCIENTIFIC CORPORATION

                                    By /s/ Lawrence J. Knopf
                                       --------------------------
                                    Name:  Lawrence J. Knopf
                                    Title: Vice President and
                                    Assistant General Counsel

                                  EXHIBIT INDEX

1. Agreement and Plan of Merger, dated as of May 13, 2002, among Boston Scientific, the Purchaser and the Issuer.

2. Stockholder Agreement, dated as of May 13, 2002, among Boston Scientific, the Purchaser and the Stockholder parties thereto.

                                   SCHEDULE I

        DIRECTORS AND EXECUTIVE OFFICERS OF BOSTON SCIENTIFIC CORPORATION

         The following table sets forth the name, age, length of tenure on the Board and present principal occupation or employment of each director and executive officer of Boston Scientific. The business address of each person is Boston Scientific Corporation, One Boston Scientific Place, Natick, MA 01760-1537. Each person is a citizen of the United States except Mr. Colen, who is a Dutch citizen.

                                     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL POSITIONS HELD DURING THE PAST FIVE
NAME                   AGE                                     YEARS AND BUSINESS ADDRESSES THEREOF
----                   ---                                     ------------------------------------
John E. Abele...........65           Mr. Abele, a co-founder of Boston Scientific, has been a Director of Boston Scientific since 1979, Founder Chairman since 1995 and Co-Chairman from 1979 to 1995. Mr. Abele held the position of Treasurer from 1979 to 1992 and Vice Chairman and Founder, Office of the Chairman from February 1995 to March 1996. He was President of Medi-tech, Inc.
                                     from 1970 to 1983, and prior to that served in sales, technical and general management positions for Advanced Instruments, Inc. Mr. Abele is the Vice Chairman of the Board
                                     and Treasurer of the FIRST (For Inspiration and Recognition of Science and Technology)
                                     Foundation and is also a member of numerous not-for-profit boards. Mr. Abele received a
                                     B.A. degree from Amherst College.

Lawrence C. Best........51           Mr. Best joined Boston Scientific in August 1992 as Senior Vice President--Finance &
                                     Administration and Chief Financial Officer. Previously, Mr. Best had been a partner at
                                     Ernst & Young, certified public accountants, since 1981. From 1979 to 1981, Mr. Best served a two year term as a Professional Accounting Fellow in the Office of Chief
                                     Accountant at the Securities and Exchange Commission in Washington, D.C. Mr. Best
                                     received a B.B.A. degree from Kent State University.

Ursula M. Burns.........43           Ms. Burns joined Boston Scientific as a Director in May 2002. Ms. Burns is President of
                                     the Document Systems and Solutions Group and Corporate Senior Vice President of Xerox
                                     Corporation. After joining Xerox in 1980, Ms. Burns advanced through several engineering and production management positions. Ms. Burns served as Vice President and General Manager,
                                     Departmental Business Unit from 1997 to 1999, Senior Vice President, Worldwide Manufacturing
                                     and Supply Chain Services from 1999 to 2000, and Senior Vice President, Corporate Strategic
                                     Services from 2000 until her most recent appointment in October of 2001. She serves on the
                                     Board of Directors of Banta Corporation, Hunt Corporation, the National Association of
                                     Manufacturers, University of Rochester Medical School and the Industrial Management Council of
                                     Rochester. Ms. Burns earned a Bachelor of Science degree from Polytechnic Institute of New
                                     York and a Master of Science degree in mechanical engineering from Columbia University.

Joseph A. Ciffolillo....63           Mr. Ciffolillo is a Director of Boston Scientific and a private investor. Mr.
                                     Ciffolillo joined Boston Scientific in 1983 as President of Medi-tech, Inc. During his tenure at Boston Scientific, he also served as President of Microvasive, Inc. and as
                                     Executive Vice President and Chief Operating Officer from 1989 until his retirement in
                                     1996. In 1992, Mr. Ciffolillo became a director of Boston Scientific. Previously, Mr.
                                     Ciffolillo spent twenty years with  Johnson & Johnson where he held a number of management positions including  Executive Vice President, Codman and President, Johnson
                                     & Johnson Orthopedic  Company, a company of which he was also a co-founder. Mr.
                                     Ciffolillo is a  member of the Spray Venture Fund Investment Committee and a member of the  Board of Directors of MedSource Technologies, Inc. He also serves on a number  of for-profit and not-for-profit boards. Mr. Ciffolillo is Chairman of the  Advisory Board of the Health Science Technology Division of Harvard  University and the Massachusetts
                                     Institute of Technology. Mr. Ciffolillo received his B.A. from Bucknell University where he also serves as a Member of the Board of Trustees.

Fred A. Colen...........49           Mr. Colen was appointed to the Executive Committee of Boston Scientific as Senior Vice
                                     President and Chief Technology Officer in July 2001. Mr. Colen joined Boston Scientific in 1999 as Vice President of Research and Development of Scimed and in February 2001, he
                                     was appointed Senior Vice President, Cardiovascular Technology of Scimed. Prior to
                                     joining Boston Scientific, Mr. Colen was Executive Vice President of Quality/Speed to
                                     Market at St. Jude Medical - CRMD Division from 1996 where he was responsible for St.
                                     Jude's global bradycardia research and development and product planning operations. Mr.
                                     Colen received an M.S. in Electrical Engineering, Medical Technology from Technical
                                     University, RWTH Aachen, Germany.

Paul Donovan............47           Mr. Donovan joined Boston Scientific in March 2000 as Vice President, Corporate
                                     Communications. Most recently, Mr. Donovan was the Executive Director of External
                                     Affairs at Georgetown University Medical Center, where he directed media, government and community relations as well as employee communications since 1998. From 1997 to 1998,
                                     Mr. Donovan was Chief of Staff at the United States Department of Commerce. From 1993
                                     to 1997, Mr. Donovan served as Chief of Staff to Senator Edward M. Kennedy and from 1989 to 1993 as Press Secretary to Senator Kennedy. Mr. Donovan received a B.A. degree from
                                     Dartmouth College.

Joel L. Fleishman.......68           Mr. Fleishman joined Boston Scientific as a Director in October 1992. Mr. Fleishman
                                     served as President of The Atlantic Philanthropies from September 1993 until January
                                     2001, when he became Senior Advisor of that organization. He is also Professor of Law and Public Policy and has served in various administrative positions, including First
                                     Senior Vice President, at Duke University, since 1971. Mr. Fleishman is a founding member of the governing board of the Duke Center for Health Policy Research and
                                     Education and was the founding director of Duke University's Terry Sanford Institute of
                                     Public Policy. He is the director of the Samuel and Ronnie Heyman Center for Ethics,
                                     Public Policy and the Professions. Mr. Fleishman also serves as Chairman of the Board of Trustees of The John and Mary Markle Foundation, Vice-Chairman of the Board of
                                     Trustees of the Urban Institute and as a director of Polo Ralph Lauren Corporation. Mr.
                                     Fleishman received A.B., M.A. and J.D. degrees from the University of North Carolina at
                                     Chapel Hill, and an LL.M. degree from Yale University.

Marye Anne Fox..........54           Dr. Fox joined Boston Scientific as a Director in October 2001. Dr. Fox is Chancellor
                                     of North Carolina State University and Professor of Chemistry. From 1976 to 1998, she
                                     was a member of the faculty at the University of Texas, where she taught chemistry and held the Waggoner Regents Chair in Chemistry from 1991 to 1998. She served as the
                                     University's Vice President for Research from 1994 to 1998. Dr. Fox is the Co-Chair of the National Academy of Sciences' Government-University-Industry Research Roundtable and
                                     serves on President Bush's Council of Advisors on Science and Technology. She has served as the Vice Chair of the National Science Board. She also serves on the boards of a number of other scientific, technological and civic organizations, and is a member of the Board of Directors of Red Hat Inc. and the Camille and Henry Dreyfus Foundation.
                                     Dr. Fox also serves on the Board of Directors of W.R. Grace Co., a specialty chemical company that filed a petition for reorganization under Chapter 11 of the Federal
                                     Bankruptcy Code in April 2001. She has been honored by a wide range of educational and professional organizations, and she has authored more than 350 publications, including five books. Dr. Fox holds a B.S. in Chemistry from Notre Dame College, an M.S. in
                                     Organic Chemistry from Cleveland State University, and a Ph.D. in Organic Chemistry from
                                     Dartmouth College.

Ray J. Groves...........66           Mr. Groves joined Boston Scientific as a Director in May 1999. Mr. Groves is President
                                     and Chief Operating Officer of Marsh Inc., a subsidiary of Marsh & McLennan Companies,
                                     Inc. He served as Chairman of Legg Mason Merchant Banking, Inc. from 1995 to 2001. Mr.
                                     Groves served as Chairman and Chief Executive Officer of Ernst & Young for 17 years until his retirement in 1994. Mr. Groves currently serves as a member of the Boards of
                                     Directors of American Water Works Company, Inc., Electronic Data Systems Corporation and
                                     Marsh & McLennan Companies, Inc. Mr. Groves serves on the Boards of Trustees of the New
                                     York State Public Policy Institute and is a member of the Council on Foreign Relations.
                                     He is a former member of the Board of Governors of the American Stock Exchange and the
                                     National Association of Securities Dealers. Mr. Groves is former Chairman of the Board of Directors of the American Institute of Certified Public Accountants. He is a member and former Chair of the Board of Directors of The Ohio State University Foundation and a
                                     member of the Dean's Advisory Council of the Fisher College of Business. He is a former member of the Board of Overseers of The Wharton School, University of Pennsylvania and
                                     served as the Chairman of its Center for the Study of the Service Sector. Mr. Groves is
                                     a managing director, a member of the executive committee and Secretary-Treasurer of the
                                     Metropolitan Opera Association. Mr. Groves received a B.S. degree from The Ohio State
                                     University.

Lawrence L. Horsch......67           Mr. Horsch joined Boston Scientific as a Director in February 1995. Previously, he had
                                     been Chairman of the Board of SCIMED Life Systems, Inc. from 1977 to 1994, director from
                                     1977 to 1995 and Acting Chief Financial Officer from 1994 to 1995. Since 1990, Mr.
                                     Horsch has served as Chairman of Eagle Management & Financial Corp., a management consulting firm. He was Chairman and Chief Executive Officer of Munsingwear, Inc., from
                                     1987 to 1990. Mr. Horsch also serves on several private company boards. Mr. Horsch received a B.A. degree from the University of St. Thomas and an M.B.A. degree from
                                     Northwestern University.

Paul A. LaViolette......44           Mr. LaViolette joined Boston Scientific as President, Boston Scientific International,
                                     and Vice President--International in January 1994. In February  1995, Mr. LaViolette
                                     was elected to the position of Senior Vice President and  Group President--Nonvascular
                                     Businesses. In October 1998, Mr. LaViolette was  appointed President, Boston Scientific
                                     International, and in February 2000 assumed responsibility for Boston Scientific's
                                     Scimed, EPT and Target businesses as Group President, Cardiovascular. In March, 2001,
                                     he also assumed the position of President, SCIMED. Prior to joining Boston Scientific, he was employed by C.R. Bard, Inc. in various capacities, including President, U.S.C.I.
                                     Division, from July 1993 to November 1993, President, U.S.C.I. Angioplasty Division,
                                     from January 1993 to July 1993, Vice President and General Manager, U.S.C.I. Angioplasty
                                     Division, from August 1991 to January 1993, and Vice President U.S.C.I. Division, from
                                     January 1990 to August 1991. Mr. LaViolette received his B.A. degree from  Fairfield
                                     University and an M.B.A. degree from Boston College.

Robert G. MacLean.......58           Mr. MacLean joined Boston Scientific as Senior Vice President--Human Resources in April
                                     1996. Prior to joining Boston Scientific, he was Vice President--Worldwide Human Resources for
                                     National Semiconductor Corporation in Santa Clara, California from October 1992 to March 1996.
                                     Mr. MacLean has held various human resources management positions in the U.S. and Europe during his career. Prior to his business endeavors, he was Economics Professor at the University of the Pacific. Mr. MacLean received his B.A. and M.A. degrees and completed his doctoral studies in economics from Stanford University.

Ernest Mario............63           Dr. Mario joined Boston Scientific as a Director in October 2001. Dr. Mario is the
                                     Founder of Apothogen, Inc., a pharmaceutical development company and has served as a senior executive of a number of major international companies. From 1993 to 1997, Dr.
                                     Mario served as Co-Chairman and Chief Executive Officer of ALZA Corporation, a
                                     research-based pharmaceutical company with leading drug-delivery technologies, and
                                     Chairman and Chief Executive Officer from 1997 to 2001. Dr. Mario presently serves on the Boards of Directors of  Catalytica Energy Systems, Inc., Maxygen, Inc., Millenium
                                     Pharmaceuticals, Inc., Orchid Biosciences, Inc., Pharmaceutical Product Development,
                                     Inc. and SonoSite, Inc. He is also a Trustee of Duke University and Chairman of the
                                     Board of the Duke University Health System. He is the Chairman of the  American
                                     Foundation for Pharmaceutical Education and serves as an advisor to  the colleges of pharmacy at the University of Maryland, the University of  Rhode Island and Rutgers
                                     University. Dr. Mario holds a B.S. in Pharmacy from Rutgers, and an M.S. and a Ph.D. in
                                     Physical Sciences from the University of  Rhode Island.

Stephen F. Moreci.......51           Mr. Moreci was appointed to the Executive Committee of Boston Scientific as Senior Vice
                                     President and Group President, Endosurgery in December 2000. Mr. Moreci joined Boston
                                     Scientific in 1989 and most recently served as Boston Scientific's President of its
                                     Medi-tech division since 1999. From 1989 until 1999, Mr. Moreci held a variety of management positions within Boston Scientific, including Vice President and General
                                     Manager of Cardiac Assist from 1989 to 1991, Vice President and General Manager of
                                     Microvasive Endoscopy from 1991 until 1995, Group Vice President of Nonvascular from
                                     1995 until 1996 and President of Microvasive Endoscopy from 1996 until 1999. Mr. Moreci received a B.S. degree from Pennsylvania State University.

N.J. Nicholas, Jr.......62           Mr. Nicholas joined Boston Scientific as a Director in October 1994. Mr. Nicholas
                                     served as President of Time, Inc. from September 1986 to May 1990 and Co-Chief Executive
                                     Officer of Time Warner, Inc. from May 1990 until February 1992. Mr. Nicholas is a director of Xerox Corporation and Priceline.com. Mr. Nicholas received an A.B. degree from Princeton University and an M.B.A. degree from Harvard Business School. He is also the brother of Pete Nicholas, Chairman of the Board of Boston Scientific.
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Pete Nicholas...........61           Mr. Nicholas, a co-founder of Boston Scientific, has been the Chairman of the Board of
                                     Boston Scientific since 1995 and as of May 7, 2002, no longer serves in an executive capacity. He has been a director since 1979 and served as the Chief Executive Officer from 1979 to March 1999 and Co-Chairman of the Board from 1979 to 1995. Prior to joining Boston Scientific, he was corporate director of marketing and general manager of the Medical Products Division at Millipore Corporation, a medical device company, and served in various sales, marketing and general management positions at Eli Lilly and
                                     Company. He is currently Vice Chairman of the Board of Trustees of Duke University and
                                     a member of the Board's Executive Committee. Mr. Nicholas is also a member of the
                                     American Academy of Achievement and has recently received the Phoenix Lifetime
                                     Achievement Award. He is also a recent recipient of the Ellis Island Medal of Honor, and is a Fellow of the American Academy of Arts and Sciences. He is a member of the
                                     Massachusetts Business Roundtable and currently serves on the boards of the Boys & Girls
                                     Club of Boston, Massachusetts High Technology Council, and CEO's for Charter Schools.
                                     Mr. Nicholas also serves on several for profit and not-for-profit boards. After college, Mr. Nicholas served as an officer in the U.S. Navy, resigning his commission as lieutenant in 1968. Mr. Nicholas received a B.A. degree from Duke University, and an
                                     M.B.A. degree from The Wharton School of the University of Pennsylvania. He is also the brother of N.J. Nicholas, Jr., a director of Boston Scientific.

Uwe E. Reinhardt........64           Dr. Reinhardt joined Boston Scientific as a Director in May 2002. Dr. Reinhardt is the James
                                     Madison Professor of Political Economy and Professor of Economics and Public Affairs at
                                     Princeton University, where he has taught since 1968. Dr. Reinhardt is a senior associate of the University of Cambridge, England and Trustee of Duke University, the Duke University Health
                                     System, H&Q Healthcare Investors and H&Q LifeScience Investors. He is a member of the Board of
                                     Directors of the Amerigroup Corporation and Triad Hospital, Inc. Dr. Reinhardt is also a member of the National Advisory Council (NAC) for Health Care Policy, Research and Evaluation for the
                                     Agency for Healthcare Research and Quality, U.S. Department of Health and Human Services. Dr.
                                     Reinhardt received a Bachelor of Commerce degree from the University of Saskatchewan, Canada and a Ph.D. in economics from Yale University.

Warren B. Rudman........72           Senator Warren B. Rudman joined Boston Scientific as a Director in October 1999.
                                     Senator Rudman became a partner in the international law firm Paul, Weiss, Rifkind,
                                     Wharton, and Garrison in 1992 after serving two terms as a U.S. Senator from New
                                     Hampshire from 1980 to 1992. Senator Rudman serves on the Boards of Trustees of Valley
                                     Forge Military Academy, the Brookings Institution, and the Council on Foreign
                                     Relations. He also serves on the boards of Allied Waste Industries, Inc., The Chubb
                                     Corporation, Collins & Aikman Corporation, Raytheon Corporation and several funds managed by the Dreyfus Corporation. He is also the founding co-chairman of the Concord
                                     Coalition. Senator Rudman received a B.S. from Syracuse University and a LL.B. from
                                     Boston College Law School and served in the U.S. Army during the Korean War.
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Paul W. Sandman.........54           Mr. Sandman joined Boston Scientific as Senior Vice President, Secretary and General
                                     Counsel in May 1993. From March 1992 through April 1993, he was Senior Vice President,
                                     General Counsel and Secretary of Wang Laboratories, Inc., where he was responsible for legal affairs. From 1984 to 1992, Mr. Sandman was Vice President and Corporate Counsel
                                     of Wang Laboratories, Inc., where he was responsible for corporate and international legal affairs. Mr. Sandman received his A.B. from Boston College, and his J.D. from
                                     Harvard Law School.

James H. Taylor, Jr.....63           Mr. Taylor joined Boston Scientific as Senior Vice President of Corporate Operations in
                                     August 1999. Mr. Taylor most recently served as Vice President of Global Technology at
                                     Nestle Clinical Nutrition from 1995 to 1997. Prior to joining Nestle, he completed a thirty-year career at Baxter International, where he held a broad range of positions in operations management, including from 1992 to 1995, the position of Corporate Vice
                                     President of Manufacturing Operations and Strategy. Mr. Taylor received his B.A. degree from the University of North Carolina.

James R. Tobin..........57           Mr. Tobin joined Boston Scientific as Director, President and Chief Executive Officer in
                                     March 1999. Prior to joining Boston Scientific, Mr. Tobin served as President and Chief
                                     Executive Officer of Biogen, Inc. from 1997 to 1998 and Chief Operating Officer of
                                     Biogen from 1994 to 1997. From 1972 to 1994, Mr. Tobin served in a variety of executive positions with Baxter International, including President and Chief Operating Officer from 1992 to 1994. Previously, he served at Baxter as Managing Director in Japan,
                                     Managing Director in Spain, President of Baxter's I.V. Systems Group and Executive Vice
                                     President. Mr. Tobin currently serves on the Boards of Directors of Beth Israel
                                     Deaconess Medical Center, the Carl J. Shapiro Institute for Education and Research,
                                     Curis, Inc. and Applera Corporation (formerly PE Corporation). Mr. Tobin holds an A.B.
                                     from Harvard College and an M.B.A. from Harvard Business School. Mr. Tobin also served as a lieutenant in the U.S. Navy from 1968 to 1972.
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